EXHIBIT 7.13

 MARCH 2, 2012 PRESS RELEASE

MOUNT KELLETT FILES PRESENTATION FOR BAJA SHAREHOLDERS

Details Urgent Need For Proactive and Truly Independent

Shareholder Representation

Urges Shareholders To Vote BLUE Proxy FOR Both Independent

Shareholder Nominees

Vancouver, British Columbia, March 2, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”), today announced it has filed a shareholder presentation containing critical information regarding the need to appoint two new independent shareholder nominees to the board of Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) (“Baja” or the “Company”).

The shareholder presentation, along with additional information and materials, is available at the www.ShareholdersForBaja.com.

Mount Kellett is one of the largest shareholders of Baja, beneficially owning approximately 19.9% of the shares outstanding. Mount Kellett encourages shareholders to carefully review the Proxy Circular mailed on February 23, 2012 and vote only their BLUE proxy in advance of the proxy voting deadline of March 30, 2012 at 7:00 am (Vancouver Time).

Voting Instructions: If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.

Karen Chodzicki, 416-867-2335

or

Sard Verbinnen & Co

Dan Gagnier / Sarah Brown, 212-687-8080